Exhibit 99.1

Molecular Data Inc. Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

SHANGHAI, March 25, 2020 — Molecular Data Inc. (“Molecular Data” or the “Company”) (Nasdaq: MKD), a leading technology-driven platform in China’s chemical industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter and Fiscal Year 2019 Financial Highlights

•                  Net revenues in the fourth quarter of 2019 were RMB4,101.2 million (US$589.1 million), a 38.1% increase from RMB2,969.6 million in the fourth quarter of 2018. Net revenues in fiscal year 2019 were RMB13.2 billion (US$1,902.6 million), a 46.3% increase from RMB9.1 billion in fiscal year 2018.

•                  Gross profit in the fourth quarter of 2019 was RMB37.4 million (US$5.4 million), a 10.8% increase from RMB33.7 million in the fourth quarter of 2018. Gross profit in fiscal year 2019 was RMB103.0 million (US$14.8 million), a 28.5% increase from RMB80.2 million in fiscal year 2018.

•                  Net loss in the fourth quarter of 2019 was RMB58.1 million (US$8.3 million), compared with RMB166.6 million in the fourth quarter of 2018. Net loss in fiscal year 2019 was RMB191.3 million (US$27.5 million), compared with RMB254.6 million in fiscal year 2018.

Fourth Quarter and Fiscal Year 2019 Operational Updates

•                  GMV1 under direct sales model in the fourth quarter of 2019 was RMB4,069.9 million, a 37.3% increase from RMB2,964.6 million in the fourth quarter of 2018. GMV under direct sales model in fiscal year 2019 was RMB13.2 billion, a 45.9% increase from RMB9.0 billion in fiscal year 2018.

•                  GMV under marketplace model in the fourth quarter of 2019 was RMB65.1 billion, a 63.6% increase from RMB39.8 billion in the fourth quarter of 2018. GMV under marketplace model in fiscal year 2019 was RMB241.9 billion, a 50.5% increase from RMB160.7 billion in fiscal year 2018.

•                  Total GMV under direct sales and marketplace models in the fourth quarter of 2019 was RMB69.2 billion (US$9.9 billion), a 61.7% increase from RMB42.8 billion in the fourth quarter of 2018. Total GMV under direct sales and marketplace models in fiscal year 2019 was RMB255.1 billion (US$36.4 billion), a 50.3% increase from RMB169.7 billion in fiscal year 2018.

•                  As of December 31, 2019, the Company had accumulated 11,745 customers and 6,253 suppliers on the Company’s online platform under direct sales model, compared with 9,007 customers and 5,163 suppliers as of December 31, 2018.

•                  As of December 31, 2019, the Company had accumulated 110,565 customers and 32,836 suppliers on the Company’s online platform under marketplace model, compared with 90,129 customers and 32,011 suppliers as of December 31, 2018.

1  “GMV” refers to gross merchandise value of the transaction orders placed by customers under the direct sales model or the gross merchandise value of the transaction orders the Company facilitates between customers and suppliers under the marketplace model during the specified period; under the direct sales model, the GMV does not include discounts or returns by the customers and may include the shipping fees in some cases; under the marketplace model, the GMV does not include shipping fees or discounts, regardless of whether the chemicals are actually delivered or returned.

•                  As of December 31, 2019, the Company had over 229,980 users and accumulated a total number of 116,291 customers and 35,456 suppliers on the Company’s online platform under direct sales and marketplace models, compared with 178,220 users, 94,373 customers and 33,752 suppliers as of December 31, 2018.

Management Comments

“2019 was a landmark year for us, highlighted by our IPO on the Nasdaq Stock Market, on December 30, 2019, which created immediate and increased brand awareness to new users, customers and partners,” said Dr. Dongliang Chang, Founder of the Company and Chairman of the Board. “We finished 2019 strong with a number of operational and financial achievements across the board. To continue our growth momentum in 2020, our strategies focus on expanding our user base, strengthening customer engagement and retention, as well as further observing and meeting our customers’ evolving and diverse needs along the entire chemical value chain.”

“We are pleased to see solid progress with growth across each of our core business segments in 2019. It is worth noting that net revenues from our marketplace model and online membership service both achieved three-digit year-over-year growth,” commented Dr. Zheng Wang, Chief Executive Officer and Director of the Company. “With the increasing need of chemical industry participants to improve their operational efficiencies, the steady growth of the chemical industry, and an increasing internet penetration of the chemical e-commerce market, we believe our comprehensive and sophisticated chemical knowledge engine and business intelligence capabilities, our one-stop comprehensive suite of services, and our innovative big data and AI technologies, place us in an ideal position to further our leadership position in the sector. As we move through 2020, we will continue to invest in our knowledge engine and other technologies while looking forward to further growing our GMV, diversifying our value-added services and expanding global presence.

“With respect to the COVID-19 pandemic, since its outbreak, many business operations in China were halted and factories were temporarily closed for a period of time, which would negatively affect our overall financial results in the first quarter of 2020. Depending on the global progression of the outbreak, our ability to obtain chemicals and deliver chemicals to customers may be partly or completely disrupted not only in our Chinese facilities but globally. However, at the same time, we observed increased online traffic on our platform in early 2020 during the outbreak, compared to the same period in 2019, especially from overseas customers and suppliers, which is also in line with our business strategy this year. We are also actively promoting our financial services to customers and suppliers on our platform to address potential financial needs during the outbreak. We believe that we can effectively cope with the dynamics caused by the outbreak and will continue to closely monitor the evolving situation,” Dr. Wang concluded.

“We are pleased with our strong financial results for both the fourth quarter and fiscal year 2019, achieving outstanding revenue growth while narrowing net loss. Our balance sheet has also been maintained at a healthy level,” said Mr. Zhaohong Li, Chief Financial Officer of the Company. “With a goal to extend our solid growth trend in 2020, we look forward to further improving our results of operation with an emphasis on margin expansion and operational efficiencies improvement.”

Fourth Quarter 2019 Financial Results

Net Revenues

Net revenues were RMB4,101.2 million (US$589.1 million), a 38.1% increase from RMB2,969.6 million in the same period of 2018. The increase was primarily attributable to the steady increase in the number of users on the platform.

•                  Net revenues from direct sales model were RMB4,079.9 million (US$586.0 million), a 37.6% increase from RMB2,964.6 million in the same period of 2018.

•                  Net revenues from marketplace model were RMB15.6 million (US$2.2 million), a 376.9% increase from RMB3.3 million in the same period of 2018.

•                  Net revenues from online membership service were RMB3.7 million (US$0.5 million), a 113.2% increase from RMB1.8 million in the same period of 2018.

•                  Net revenues from financial service were RMB0.5 million (US$0.07 million), compared with nil in the same period of 2018.

Cost of Revenues

Cost of revenues was RMB4,063.8 million (US$583.7 million), a 38.4% increase from RMB2,935.9 million in the same period of 2018. This change was primarily due to the increase in net revenues.

Gross Profit and Gross Margin

Gross profit was RMB37.4 million (US$5.4 million), a 10.8% increase from RMB33.7 million in the same period of 2018. Gross margin decreased to 0.9%, compared with 1.1% in the same period of 2018. The decrease in gross margin was primarily due to a larger amount of basic chemicals that were procured by new users on the platform which have relatively lower gross margin.

Operating Expenses

Total operating expenses were RMB93.7 million (US$13.5 million), a 52.5% decrease from RMB197.5 million in the same period of 2018. The decrease was primarily due to the reduction of expenses associated with share-based compensation in the fourth quarter of 2019 compared to the same period in 2018.

•                  Sales and marketing expenses were RMB25.7 million (US$3.7 million), a 48.9% decrease from RMB50.3 million in the same period of 2018. This was primarily due to decreased share-based compensation for marketing personnel.

•                  General and administrative expenses were RMB26.4 million (US$3.8 million), an 80.2% decrease from RMB133.1 million in the same period of 2018. This was primarily due to improved operational efficiencies and decreased share-based compensation for administrative personnel.

•                  Research and development expenses were RMB14.5 million (US$2.1 million), a 15.3% decrease from RMB17.2 million in the same period of 2018. This was primarily due to decreased share-based compensation for R&D personnel.

Operating Loss

Operating loss was RMB56.4 million (US$8.1 million), compared with RMB163.8 million in the same period of 2018.

Net Loss

Net loss was RMB58.1 million (US$8.3 million), compared with RMB166.6 million in the same period of 2018.

Fiscal Year 2019 Financial Results

Net Revenues

Net revenues were RMB13.2 billion (US$1,902.6 million), a 46.3% increase from RMB9.1 billion in fiscal year 2018. The increase was primarily attributable to the Company’s efforts to diversify product offerings and an increase in overall GMV.

•                  Net revenues from direct sales model were RMB13.2 billion (US$1,897.0 million), a 46.0% increase from RMB9.0 billion in fiscal year 2018. The increase was primarily attributable to an increase in total number of users and customers, an increase in overall GMV, and the expansion of chemical product categories and value-added services.

•                  Net revenues from marketplace model were RMB26.5 million (US$3.8 million), a 504.4% increase from RMB4.4 million in fiscal year 2018. The increase was primarily attributable to the increased customer engagement on the platform and the Company’s efforts to provide more value-added services to the customers.

•                  Net revenues from online membership service were RMB10.7 million (US$1.5 million), a 211.3% increase from RMB3.4 million in fiscal year 2018. The increase was primarily attributable to the increased number of users signing up for the online membership services.

•                  Net revenues from financial service were RMB0.9 million (US$0.1 million), compared with nil in fiscal year 2018, as the Company commenced monetizing on financial service in July 2019.

Cost of Revenues

Cost of revenues was RMB13.1 billion (US$1,887.8 million), a 46.5% increase from RMB9.0 billion in fiscal year 2018. This change was primarily due to the increase in the purchase volume of chemicals, which was in line with the net revenues growth.

Gross Profit and Gross Margin

Gross profit was RMB103.0 million (US$14.8 million), a 28.5% increase from RMB80.2 million in fiscal year 2018. Gross margin decreased to 0.8%, compared with 0.9% in fiscal year 2018. The slight decrease in gross margin was primarily due to a larger amount of basic chemicals that were procured by new users on the platform which have relatively lower gross margin.

Operating Expenses

Total operating expenses were RMB293.0 million (US$42.1 million), a 7.3% decrease from RMB316.0 million in fiscal year 2018.

•                  Sales and marketing expenses were RMB108.9 million (US$15.6 million), a 5.4% increase from RMB103.3 million in fiscal year 2018.

•                  General and administrative expenses were RMB104.5 million (US$15.0 million), a 39.9% decrease from RMB173.9 million in fiscal year 2018. This was primarily due to improved operational efficiencies and decreased share-based compensation for administrative personnel.

•                  Research and development expenses were RMB45.0 million (US$6.5 million), a 22.1% increase from RMB36.9 million in fiscal year 2018. This was primarily due to the constant increase of R&D investments.

Operating Loss

Operating loss was RMB190.0 million (US$27.3 million), compared with RMB235.8 million in fiscal year 2018.

Net Loss

Net loss was RMB191.3 million (US$27.5 million), compared with RMB254.6 million in fiscal year 2018.

Certain Balance Sheet Item

As of December 31, 2019, the Company had cash, cash equivalents and restricted cash of RMB57.7 million (US$8.3 million), compared to RMB6.5 million as of December 31, 2018.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on March 25, 2020 (8:00 AM Beijing/Hong Kong time on March 26, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	800-906-601
Mainland China:	400-620-8038
Conference ID:	6679446

A telephone replay will be available two hours after the call until April 8, 2020 by dialing:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Replay Access Code:	6679446

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://investor.molbase.com/.

About Molecular Data Inc.

Molecular Data Inc. is a leading technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data Weixin account, Chemical Community App and other ancillary platforms.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the education market; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Molecular Data Inc.

Eva Ma

Tel: +86-400-6021-666

E-mail: investor@molbase.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: molbase@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: molbase@tpg-ir.com

Source: Molbase

MOLECULAR DATA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of December 31,
	2018	2019
	(RMB’000)	(RMB’000)	(USD’000)
	Unaudited
Assets
Current assets:
Cash and cash equivalents	6,477	5,156	741
Restricted cash	—	52,518	7,544
Accounts receivable, net	40,730	20,424	2,934
Unbilled receivables	12,813	106,060	15,235
Notes receivable	2,075	124,176	17,837
Inventories, net	7,256	4,351	625
Amounts due from related parties	2,366	828	119
Prepayments and other current assets	295,985	215,125	30,900

Total current assets	367,702	528,638	75,935

Non-current assets:
Property and equipment, net	1,762	1,106	159
Intangible assets, net	2,134	1,560	224
Operating lease right-of-use assets	—	3,219	462

Total non-current assets	3,896	5,885	845

Total assets	371,598	534,523	76,780

Liabilities and Shareholders’ Deficit
Current liabilities:
Short-term borrowings	82	13,749	1,975
Accounts payable	49,315	338,941	48,686
Deferred revenue	153,467	107,181	15,396
Accrued expenses and other liabilities	24,709	108,034	15,518
Operating lease liabilities-current	—	3,080	442
Amount due to related parties-current	27,844	143,958	20,678
Income taxes payable	—	352	51

Total current liabilities	255,417	715,295	102,746

Non-current liabilities:
Amounts due to related parties-non-current	177,776	33,453	4,805
Deferred government grants	30	—	—

Total non-current liabilities	177,806	33,453	4,805

Total liabilities	433,223	748,748	107,551

Shareholders’ deficit
Ordinary shares	98	98	14
Additional paid-in capital	498,626	537,618	77,223
Accumulated other comprehensive loss	—	(316)	(45)
Accumulated deficits	(560,349)	(751,625)	(107,963)

Total shareholders’ deficit	(61,625)	(214,225)	(30,771)

Total liabilities and shareholders’ deficit	371,598	534,523	76,780

MOLECULAR DATA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Quarter Ended			Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	(RMB’000)	(RMB’000)	(USD’000)	(RMB’000)	(RMB’000)	(USD’000)
	Unaudited			Unaudited
Total net revenues	2,969,580	4,101,200	589,101	9,053,266	13,245,839	1,902,646
Chemical Trading — direct sales model	2,964,556	4,079,854	586,035	9,045,458	13,206,243	1,896,958
Chemical Trading — marketplace model	3,270	15,596	2,240	4,387	26,513	3,808
Online membership service	1,754	3,740	537	3,421	10,650	1,530
Financial service	—	494	71	—	917	132
Others	—	1,516	218	—	1,516	218
Cost of revenues	(2,935,863)	(4,063,842)	(583,734)	(8,973,097)	(13,142,828)	(1,887,849)

Gross profit	33,717	37,358	5,367	80,169	103,011	14,797

Operating expenses:
Sales and marketing expenses	(50,280)	(25,689)	(3,690)	(103,293)	(108,858)	(15,636)
General and administrative expenses	(133,079)	(26,354)	(3,786)	(173,872)	(104,471)	(15,006)
Research and development expenses	(17,159)	(14,535)	(2,088)	(36,889)	(45,038)	(6,469)
Reversal/(Allowance) for doubtful accounts	3,036	(27,137)	(3,898)	(1,907)	(34,618)	(4,973)
Total operating expenses	(197,482)	(93,715)	(13,462)	(315,961)	(292,985)	(42,084)

Operating loss	(163,765)	(56,357)	(8,095)	(235,792)	(189,974)	(27,287)

Interest expenses, net	(3,942)	(2,193)	(315)	(19,049)	(4,368)	(627)
Foreign exchange (loss)/gain	(9)	12	2	(3,033)	185	27
Other income, net	838	914	132	3,235	3,311	475

Loss before income tax	(166,878)	(57,624)	(8,276)	(254,639)	(190,846)	(27,412)

Income tax benefits/(expenses)	277	(430)	(62)	—	(430)	(62)

Net loss	(166,601)	(58,054)	(8,338)	(254,639)	(191,276)	(27,474)

Net loss attributable to Molecular Data Inc.	(166,601)	(58,054)	(8,338)	(254,639)	(191,276)	(27,474)

Loss per share:
Basic and diluted	(0.54)	(0.19)	(0.03)	(0.82)	(0.62)	(0.09)

Weighted average shares outstanding
Basic and diluted	310,627,024	310,627,024	310,627,024	310,627,024	310,627,024	310,627,024

Other comprehensive income, net of tax of nil	—	—	—	—	—	—
Comprehensive loss	(166,601)	(58,054)	(8,338)	(254,639)	(191,276)	(27,474)
Comprehensive loss attributable to Molecular Data Inc.	(166,601)	(58,054)	(8,338)	(254,639)	(191,276)	(27,474)